1-14928

3-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of March, 2002

ABBEY NATIONAL plc
(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . . X . . .

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Abbey National plc

2. Name of scheme

Abbey National Share Save Scheme

3. Period of return: From 01-09-2001 to 28-02-2002

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme at end of last period

3,024,663 Ordinary Shares of 10p each

5. Number of shares issued/allotted
under scheme during period

544,091

6. Balance under scheme not yet issued/allotted
at end of period

2,480,572

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

(a) 25,000,000 Ordinary Shares of 10p each
25 August, 1993

(b) 4,500,000 Ordinary Shares of 10p each
30 March, 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,446,269,171

Contact for queries: Address: Abbey House, Baker Street, London NW1 6XL

Name: Amanda Drewery

Telephone: 0207 612 4594

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Abbey National plc

2. Name of scheme

Abbey National Executive Share Option Scheme

3. Period of return: From 01-09-2001 to 28-02-2002

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme at end of last period

31,663 Ordinary Shares of 10p each

5. Number of shares issued/allotted
under scheme during period

39,677

6. Balance under scheme not yet issued/allotted
at end of period

1,491,986

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

(a) 2,500,000 Ordinary Shares at 10p each
25 August, 1993
26

(b) 1,500,000 Ordinary Shares at 10p each
24 March, 1999

(c) 1,500,000 Ordinary Shares at 10p each
7 September, 2001

Please confirm total number of shares in issue at the end of the period
in order for us to update our records

1,446,269,171

Contact for queries: Address: Abbey House, Baker Street, London NW1 6XL

Name: Amanda Drewery

Telephone: 0207 612 4594

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Abbey National plc

2. Name of scheme

Abbey National Employee Share Option Scheme

3. Period of return: From 01-09-2001   to 28-02-2002

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme at end of last period

1,107,118 Ordinary Shares of 10p each

5. Number of shares issued/allotted
under scheme during period

959,675

6. Balance under scheme not yet issued/allotted
at end of period

1,647,443

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

(a) 784,313 Ordinary Shares of 10p each
8 November, 1996
9

(b) 1,149,420 Ordinary Shares of 10p each
20 September, 2000

(c) 1,500,000 Ordinary Shares of 10p each
24 December, 2001

Please confirm total number of shares in issue at the end of the period
in order for us to update our records

1,446,269,171

Contact for queries: Address: Abbey House, Baker Street, London NW1 5XL

Name: Amanda Drewery

Telephone: 0207 612 4594

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL plc

Date: 15 March, 2002

By Amanda Drewery

Amanda Drewery, Secretariat Assistant